Form 51-102F1
BRONX VENTURES INC.
(formerly Lucky 1 Enterprises Inc.)

Management’s Discussion & Analysis
Audited Financial Statements for the
Year ended December 31, 2005

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the Company’s audited financial statements and the notes thereto for the years ended December 31, 2005 and 2004, and which are prepared in accordance with Canadian generally accepted accounting principles. The audited financial statements and notes thereto have been reviewed by the Company’s Auditor. The following Management discussion and analysis, which has not been reviewed by the Company’s Auditor, should also be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2004 and 2003.

The following information is prepared as at April 20, 2006.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

Bronx Ventures Inc. [formerly Lucky 1 Enterprises Inc.] (“Bronx” or the “Company”) is a junior mineral exploration company with interests in the Extra High Mineral Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. The Company has made an investment in software for on-line gaming and investments in the securities of public companies. Currently, the principal business of Bronx is in mineral exploration.

Bronx is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings.

Selected Annual Information

Selected annual information from the audited financial statements for the three years ended December, 31, 2005, 2004 and 2003 is shown in the following table:

	Year Ended December	Year Ended December	Year Ended December
	31, 2005	31, 2004 *	31, 2003
Revenue	$484,804	$292,372	$100,951

Interest Income	1,225	1,002	1,425

Income/(Loss) before other items	16,715	(236,546)	(265,885)

Income/(Loss) per common share before other items	0.04	(0.69)	(0.94)

Fully diluted earnings/(loss) per common share before other items	0.04	(0.53)	(0.52)

Net Income/(Loss)	180,718	(256,158)	(104,297)

Basic Net Earnings/(Loss) per common share	0.48	(0.75)	(0.36)

Fully diluted net earnings/(loss) per common share	0.38	(0.57)	(0.20)

Total Assets	852,492	1,237,673	778,312

Long term financial obligations	Nil	4,440	4,440

Cash dividends	Nil	Nil	Nil

*	The financial statements for the year ended December 31, 2004 have been restated to reflect proceeds and gain from securities sold and not recorded as being sold in 2004. The Company has restated the 2004 financial statements as follows:

Proceeds on Sale of Securities, net
As previously reported (before reclassification $1,591,501)	$1,540,517
As restated	$1,809,475
Gain (Loss) on Sale of Securities, net
As previously reported (before reclassification $7,067)	$(43,917)
As restated	$69,386
Net Loss
As previously reported	$369,461
As restated	$256,158
Deficit
As previously reported	$22,369,580
As restated	$22,256,277
Cash and Term Deposits
As previously reported	$18,530
As restated	$287,488
Marketable Securities
As previously reported	$222,611
As restated	$66,956

Certain prior year figures have been reclassified to agree to current year’s presentation.

All common shares and per share amounts included in this management discussion and analysis and in the Company’s Audited Financial Statements for the years ended December 31, 2005, 2004 and 2003 have been restated to give retroactive effect to the 35:1 share consolidation described in Results of Operations on page 3 of this document and in note 1 to the Audited Financial Statements for the years ended December 31, 2005 and 2004.

For the twelve month period ended December 31, 2005, the Company has recorded Revenue of $484,804 generated from the Company’s investment in the three card games Software. The increase in the Company’s revenues is due to an increase in the usage of the three card games Software. Interest Income increased as a result of interest earned on higher cash balances in the bank. The Company’s income of $16,715 before other items for the year ended December 31, 2005 was due to the Company reducing its expenses to $468,089 from $528,918 for the corresponding period in 2004, and the Company increasing its revenues to $484,804 from $292,372 for the corresponding period. As a result, the Company’s gain per common share before other items for the year ended December 31, 2005 was $0.04 as compared to a loss of $(0.69) per common share before other items for the corresponding period in 2004. The Company’s Net Income for the year ended December 31, 2005 was $180,718 as compared to a Net Loss of $(256,158) for the corresponding period in 2004. This was mainly attributable to the gain on the sale of marketable securities. As a result, the Company’s basic net gain per common share for the year ended December 31, 2005 was $0.48 as compared to a Basic Net Loss of $(0.75) for the corresponding period in 2004. Total Assets are comprised of cash and term deposits, marketable securities, receivable from related parties, accounts receivable, cash held on behalf of a related party, the Mineral Property and furniture and equipment. The Company does not have any long term financial obligations as the Company’s equipment lease with minimum annual payments of $4,440 has been terminated. Since its incorporation, the Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

The weighted average number of common shares was 341,944 in 2005 as compared to 322,269 in 2004 as compared to 241,321 for the same period in 2003.

Results of Operations

As of January 17, 2005, Lucky 1 Enterprises Inc., changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.
Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.During 2004, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 11/2% Net Smelter Returns Royalty, in the Extra High Mineral Property which is located in the Kamloops Mining Division in the Province of British Columbia. In the spring of 2004, Bronx commissioned an independent review of the Extra High Mineral Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Mineral Property, Kamloops Mining Division, British Columbia”. The report recommends exploration work programs be carried out on the Extra High Mineral Property in order to evaluate the mineral potential of the Extra High Mineral Property. This report has been filed on www.Sedar.com by the Company.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property. The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling. A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property. The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101. Mr. J.W. Murton is a director of Bronx. Mr. J. W. Murton has recommended a two phase exploration program on the Extra High Mineral Property due to the positive results obtained from the 2005 exploration program. At this point in time, the Company has not made any decision in respect to the recommended two phased exploration program. Mr. J. W. Murton has prepared for Bronx a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.bronxventures.com . For further particulars about the Extra High Mineral Property and the 2005 Exploration Program, please visit either www.sedar.com or www.bronxventures.com .

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the year ended December 31, 2005, the Company recorded Revenue of $484,804 as compared to $292,372 for the same period in 2004 due to an increase in income generated from the Company’s investment in the three card games Software. The interest income was $1,225 as compared to $1,002 for the same period during 2004 reflecting an increase in cash balances in the bank. The gain before other items was $16,715 as compared to a loss of $(236,546) for the same period in 2004 due to the fact that total expenses decreased to $468,089 from $528,918 during the same period in 2004 and also due to the fact that income generated from the three card games Software increased to $484,804 as compared to $292,372 during the year ended December 31, 2004. Items which contributed to a decrease in operating expenses during the year ended December 31, 2005, were Salaries and benefits, Legal, accounting and audit, Office and miscellaneous, Rent and Shareholder communication.

During the year ended December 31, 2005, the Company recorded a gain of $ 105,786 as a result of selling some marketable securities and the recording of a future income tax recovery on expenditures renouncement for the amount of $56,992 as compared to a gain of $69,386 on the sale of marketable securities during the same period in 2004. The weighted average gain per common share was $0.53 as compared to a loss of $(0.79) per common share during the same period in 2004. Total assets of $852,492 as compared to $1,237,673 for the same period in 2004 comprises cash and term deposits, accounts receivable, marketable securities, receivable from related parties, cash held on behalf of related party, the Extra High Mineral Property and furniture and equipment. Total Assets for the year ended December 31, 2005, decreased mainly due to the decrease of cash held on behalf of a related party (2005: $1,218; 2004: $583,670).

The Company has not paid any dividends and does not plan to pay any dividends in the future.

During the year ended December 31, 2005, the Company had a net gain of $180,718 or $0.53 per common share as compared to a net loss of $(256,158) or $(0.79) per common share, in the same period of 2004. During the year ended December 31, 2005, the weighted average number of common shares was 341,944 as compared to 322,269 for the same period in 2004. For the year ended December 31, 2005, the Company had a working capital of $523,306 as compared to a working capital of $ 578,581 in the same period of 2004.

The Company is presently not a party to any legal proceedings whatsoever.

Fourth Quarter, (December 31, 2005)

During the three month [Fourth Quarter] period ended December 31, 2005, the Company had a net loss of $(61,678) or $(0.16) per share as compared to a net gain of $11,860 or $0.03 per share in the same three month [Fourth Quarter] period of 2004 and as compared to a net gain of $42,661 or $0.13 per share for the three month period ended September 30, 2005 and as compared to a net gain of $18,028 or $0.05 per share for the three month period ended June 30, 2005, and as compared to a net gain of 181,707 or $0.53 per share for the three month period ended March 31, 2005. Total revenues have significantly decreased to $135,348 as compared to $212,446 for the same period in 2004 which is due to a one time year end adjustment, but which is greater than total revenues of $131,768 for the three month period ended September 30, 2005, as compared to $115,328 for the three month period ended June 30, 2005 and as compared to $102,360 for the three month period ended March 31, 2005, mainly due to a steady flow of revenue generated from the Company’s Investment in the three card games Software. Operating costs have decreased to $140,752 as compared to $234,911 for the same period in 2004 as compared to $89,106 for the three month period ended September 30, 2005 and as compared to $97,901 for the three month period ended June 30, 2005, and as compared to $140,330 for the three month period ended March 31, 2005.

For the three month period ended December 31, 2005, (the “Fourth Quarter”), the Company recorded revenue of $135,348 as compared to $131,768 for the three month period ended September 30, 2005, (the “Third Quarter”) as compared to $115,328 for the three month period ended June 30, 2005, (the “Second Quarter”), reflecting an increase in income derived from the Company’s investment in the three card games Software. Interest and other income was $37 during the Fourth Quarter as compared to $Nil during the Third Quarter as compared to $601 during the Second Quarter. The loss before other items was $(5,404) during the Fourth Quarter as compared to a gain of $42,662 during the Third Quarter as compared to a gain of $17,427 during the Second Quarter. This is due to an increase in expenses in the Fourth Quarter of $140,752 from $89,106 in the Third Quarter and from $97,901 in the Second Quarter. Items which mainly contributed to the increase in operating expenses during the Fourth Quarter were Regulatory and transfer fees of $ $1,832 (Third Quarter: $1,099), Director’s Fees of $ 15,006 (Third Quarter: $Nil), Finance, interest and foreign exchange of $ 3,411 (Third Quarter: $635), Mineral License Fees of $ 2,212 (Third Quarter: $Nil), Legal, accounting & audit of $22,216 (Third Quarter: $509), and Amortization of $3,021 (Third Quarter: $795).

The weighted average number of shares during the Second and Third Quarters was 340,711 and during the Fourth Quarter was 341,944. The weighted average loss per common share was $(0.18) during the Fourth Quarter as compared to a gain of $0.13 during the Third Quarter and as compared to a gain of $0.05 during the Second Quarter.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:-

From time to time the Company has acquired, for investment purposes, securities of public companies. The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”).

To date, the three card games Software has generated revenues for the Company, however, there are no assurances whatsoever that the three card games Software shall continue to generate any revenues for the Company in the future. It is quite possible that the three card games Software may stop generating any revenues for the Company. There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming. The passage of such legislation could substantially and adversely impact the Company’s Investment in the three card games Software. Furthermore, and subsequent to the year ended December 31, 2005, the Company has entered into a Purchase and Novation Agreement with Las Vegas whereby the Company has agreed to sell its interest in the three card games Software to Las Vegas. This Agreement is subject to the approval of the TSX Venture Exchange. Should the contemplated transaction take place, then Bronx will no longer be entitled to receive any revenues whatsoever from Las Vegas and/or from the three card games Software.

While the Company has recently started generating some revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues. The Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 11/2% Net Smelter Returns Royalty, in the Extra High Mineral Property, which is located in the Province of British Columbia. Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is quite possible that the Company might lose all its investment in the Extra High Mineral Property and might have to write-off, in its entirety, the Company’s investment in the Extra High Mineral Property.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended December 31, 2005:

		September
For the Quarterly	December 31,	30,	June 30,	March 31,
Periods ended:	2005	2005	2005	2005
	$
Total Revenues	135,348	131,768	115,929	102,948

Income (loss) before other items	(5,404)	42,662	18,028	(37,382)

Earnings (loss) per common share before other items	(0.01)	0.13	0.05	(0.11)

Fully diluted earnings (loss) per common share before other items	(0.01)	0.10	0.04	(0.08)

Net income (loss) for the period	(61,678)	42,661	18,028	181,707

Basic net gain (loss) per share	(0.16)	0.13	0.05	0.53

Diluted net gain (loss) per share	(0.13)	0.10	0.04	0.40

For the Quarterly	December 31,	September 30,	June 30,	March 31,
Periods ended:	2004	2004	2004	2004
	$
Total Revenues	212,446	21,636	20,520	37,770

Income (loss) before other items	28,519	(67,414)	(59,895)	(137,756)

Earnings (loss) per common share before other items	0.08	(0.20)	(0.19)	(0.44)

Fully diluted earnings (loss) per common share before other items	0.06	(0.15)	(0.12)	(0.25)

Net income (loss) for the period	11,860	(430,152)	(262,895)	425,029

Basic net gain (loss) per share	0.03	(1.26)	(0.84)	1.36

Diluted net gain (loss) per share	0.03	(0.95)	(0.54)	0.76

The Company’s total revenues for the periods ended March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005 were mainly generated from the Company’s investment in the three card games Software.

For the quarterly period ended March 31, 2004, the Company realized a net gain of $425,029 as compared to a net loss of $(20,211) for the immediately preceding quarter due mainly to the Company realizing a gain on the sale of its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended March 31, 2004, was $1.36 per share as compared to a basic net loss of $(0.07) per share for the immediately preceding quarterly period, and the diluted net gain per share was $0.76 as compared to a diluted net loss of $(0.04) per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2004, the Company realized a net loss of $(262,895) mainly due to the Company writing down its investment in marketable securities as compared to a net gain of $425,029 realized from the Company’s investment in marketable securities for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended June 30, 2004, was $(0.84) per share as compared to a gain of $1.36 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended June 30, 2004, was $(0.54) per share as compared to a diluted net gain of $0.76 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2004, the Company realized a net loss of $(430,152) due to the loss on the sale of the Company’s investment in marketable securities and the write-down of marketable securities as compared to a net loss of $(262,895) for the immediately preceding quarterly period. As a result, the basic net loss per share for the quarterly period ended September 30, 2004, was $(1.26) per share as compared to a basic net loss of $(0.84) per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended September 30, 2004, was $(0.95) per share as compared to a diluted net loss of $(0.54) per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2004, the Company realized a net gain of $11,860 due to the gain on the sale of its investment in marketable securities and the one time adjustment up of marketable securities as compared to a net loss of $(430,152) for the immediately preceding quarterly period. As a result, the basic net gain per share for the quarterly period ended December 31, 2004, was $0.03 as compared to a basic net loss of $(1.26) per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended December 31, 2004, was $0.03 as compared to a diluted net loss of $(0.95) per share for the immediately preceding quarterly period.

For the quarterly period ended March 31, 2005, the Company realized a net gain of $181,707 due to the gain on the sale of its investment in marketable securities as compared to a net gain of $11,860 for the immediately preceding quarterly period. As a result, the basic net gain per share for the quarterly period ended March 31, 2005, was $0.53 as compared to a basic net gain of $0.03 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended March 31, 2005, was $0.40 as compared to a diluted net gain of $0.03 per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2005, the Company realized a net gain of $18,028 as compared to a net gain of $181,707 during the immediately preceding quarterly period which was due mainly to the sale of its investment in marketable securities. As a result, the basic net gain per share for the quarterly period ended June 30, 2005, was $0.05 as compared to a basic net gain of $0.53 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended June 30, 2005, was $0.04 as compared to a diluted net gain of $0.40 per share for the immediately preceding quarterly period.

For the quarterly period ended September 30, 2005, the Company realized a net gain of $42,661 as compared to a net gain of $18,028 during the immediately preceding quarterly period. The increase in the net gain is mainly due to an increase in revenues from the Company’s investment in the three card games Software. As a result, the basic net gain per share for the quarterly period ended September 30, 2005 was $0.13 as compared to a basic net gain of $0.05 per share for the immediately preceding quarterly period and the diluted net gain per share for the quarterly period ended September 30, 2005 was $0.10 as compared to a diluted net gain of $0.04 per share for the immediately preceding quarterly period.

For the quarterly period ended December 31, 2005, the Company realized a net loss of $(61,678) as compared to a net gain of $42,661 during the immediately preceding quarterly period. The increase in the net loss is mainly due to an increase in expenses. Revenue from the Company’s investment in the three card games Software has remained steady quarter over quarter. As a result, the basic net loss per share for the quarterly period ended December 31, 2005 was $(0.16) as compared to a basic net gain of $0.13 per share for the immediately preceding quarterly period and the diluted net loss per share for the quarterly period ended December 31, 2005 was $(0.13) as compared to a diluted net gain of $0.10 per share for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

During 2005, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. While the Company has recently started generating some revenue, the Company has not established a long term pattern of consistently generating meaningful revenues and it is quite possible that the Company’s current revenues may not be sustained. However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Mineral Property, subject to a 11/2% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 and incurring $500,000 of exploration expenditures over a period of 3 years. As of April 20, 2006 the Company’s investment in the Extra High Mineral Property totals $368,247 which consists of $90,000 in cash payments made to the Optionor, $4,588 in cash payments made to maintain the Extra High Mineral Property in good standing and $273,659 of exploration related expenditures incurred since acquisition of the Extra High Mineral Property.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates. During the year ended December 31, 2005, no share purchase warrants were exercised, 24,286 warrants exercisable at $7.00 per common share have expired and a total of 37,500 warrants were issued at an exercise price of $2.00 per common share expiring on December 30, 2006. Subsequent to the year end, 28,571 warrants exercisable at $7.00 expired on March 10, 2006.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000. Each unit consists of common shares (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

During the year ended December 31, 2005, no stock options were granted to Directors, Officers, Employees and Consultants and on April 21, 2005, all of the 27,748 outstanding stock options at an exercise price of US $5.25 per common share expired. Currently there are no stock options granted and outstanding. If and when any new stock options are granted in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.

As at December 31, 2005, the Company had $177,892 in cash and term deposits as compared to $287,488 for the period ended December 31, 2004. Working capital as at December 31, 2005, was $523,306 as compared to a working capital of $578,581 for the period ended December 31, 2004. The cost of marketable securities as at December 31, 2005, was $301,095 as compared to $66,956 for the period ended December 31, 2004. As at December 31, 2005, the market value of the marketable securities was $580,628 as compared to $113,935 for the period ended December 31, 2004. Accounts receivable as at December 31, 2005, was $15,358 as compared to $Nil for the period ended December 31, 2004, and receivable from related parties as at December 31, 2005, was $61,098 as compared to $257,729 for the period ended December 31, 2004.

During the year ended December 31, 2005, a gain of $105,786 was realized on the sale of some of the Company’s marketable securities as compared to $69,386 for the year ended December 31, 2004.

Trends

The Marketplace for the on-line three card games Software, which the Company has an interest in, is constantly undergoing changes. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences. Changes in international Governmental regulations and laws could adversely affect the online gaming industry.

In respect to the Company’s Lithium and Extra High Mineral Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties.

Related Party Transactions

As of January 1, 2005, the Company and Las Vegas from Home.com Entertainment Inc. (“Las Vegas”) do not have any inter-company related party transactions with regards to office expenses, loans, benefits and rent. Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas. The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”). Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company. Las Vegas shall be the operator of the three card games Software and shall market the three card games. Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%. During the year ended December 31, 2005, the Company’s share of revenues from its investment in the three card games Software was $484,804 (2004: $292,372) and for the three month period ended December 31, 2005, the Company’s share of revenues from the three card games Software was $135,348 (2004: $212,446).

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $ 300,000 during the year ended December 31, 2005, (2004:$240,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

On March 10, 2004, the Company entered into a non-brokered private placement financing agreement with Bedo H. Kalpakian and Jacob H. Kalpakian for 28,571 Flow-Through Share Units at the purchase price of $3.50 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $5.25 per common share if exercised in the first year and at an exercise price of $7.00 per common share if exercised in the second year. The warrants expired on March 10, 2006.

On April 8, 2004, the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”), a company owned by a director of the Company. A total of 652 common shares at a price of $5.25 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Kalpakian Bros. of B.C. Ltd., a private company owned and controlled by two directors of the Company, entered into a Private Placement Financing Agreement with the Company on July 20, 2004, for the purchase of 28,571 units of the securities of the Company at the price of $3.50 per unit for total proceeds to the Company of $100,000. Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company. Each warrant is exercisable at the price of $5.25 per common share if exercised during the first year and at the price of $7.00 per common share if exercised during the second year. The warrants expire on July 20, 2006.

During January and February, 2004, the Company entered into two private placement agreements to acquire a total of 4,000,000 common shares of Las Vegas, a related party, at $0.30 and $0.32 per common share for a total investment of $1,225,000.

On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units (the “Las Vegas units”) of Las Vegas, a related company, at a price of $0.20 per unit. Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The 1,250,000 Las Vegas units have been issued to the Company. The Company may either increase or decrease its investment in Las Vegas in the future. On January 4, 2006, the Company exercised 300,000 warrants for the purchase of 300,000 common shares of Las Vegas at $0.25 per share for a total cost of $75,000.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

During the year ended December 31, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a company related by common directors. The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. Subsequent to the year ended December 31, 2005, the Company entered into a second Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000. Colt is a reporting issuer in the Provinces of Alberta and British Columbia but its shares are not currently listed for trading on any stock exchange.

On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000. Each unit consists of one common share (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

The Company has hired the services of J.W. Murton & Associates to provide geological services in respect to the exploration program on the Company’s Extra High Mineral Property. J.W. Murton & Associates is a private company owned by a Director of the Company. As of December 31, 2005, Bronx has paid J.W. Murton & Associates a total amount of $52,130.40 in respect to the 2005 exploration program on the Extra High Property.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees, officers, directors and consultants, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

As a result of this change in accounting, the opening deficit for fiscal 2004 was restated on a retroactive basis to show the effect of compensation expense associated with stock options granted to employees, officers, directors and consultants from January 1, 2003 to December 31, 2003, which amounted to $64,122 and an increase in contributed surplus from $3,460 to $67,582.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company is not exposed to significant credit risks with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

Marketable securities are valued at the lower of cost and market at the balance sheet date. The Company is exposed to significant market risk with respect to marketable securities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Audited Statement of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003.

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share
Data as of April		No. of	Preferred
20, 2006	No. of Common Shares	Shares		Exercise Price	Expiry Date
Issued and Outstanding as at April 20, 2006	378,211	Nil		N/A	N/A

Stock Options	-	Nil		N/A	N/A

Warrants	66,071	Nil		Cdn$2.00-$7.00	July 20/06 to December 30/06

Fully Diluted as at April 20, 2006	444,282	Nil		N/A	N/A

Subsequent Event

Subsequent to year end, the Company and Las Vegas determined that it would be in their best interests if the Company would sell its interest in the three card games Software to Las Vegas.

As the Company and Las Vegas have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”) to provide a valuation and fairness opinion in respect to the proposed transaction. Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and Las Vegas its Fairness Letter and Valuation Report.

E&E’s Fairness Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and Las Vegas if:-

1.	Bronx’s interest in the three card games Software is valued at $2,400,000; and

2.	Las Vegas is valued at CDN $33,500,000 or $0.36 per share.

Consequently, the Company has entered into a Purchase and Novation Agreement with Las Vegas whereby the Company has agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”). The Purchase and Novation Agreement is subject to the approval of the TSX Venture Exchange. Should the Purchase and Novation Agreement be approved, then closing of the contemplated transaction will take place five business days after the receipt of such approval, and the 6,670,000 common shares of Las Vegas will be restricted from trading for a period of 12 months.

If the contemplated transaction is completed, it will allow Bronx to dispose of its non-core assets in order to pursue its core business of mineral exploration.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company.

Management of the Company is encouraged by the positive results obtained to date from the 2005 exploration program conducted on the Company’s Extra High Mineral Property and is optimistic that, subject to the availability of the required financing, the Company may be able to conduct a 2006 exploration program on the Extra High Mineral Property.